FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
February 16, 2009
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS THIRD QUARTER RESULTS
Vancouver, BC (February 16, 2009) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported events and financial results for the three-month and nine-month periods ended December 31, 2008. All amounts, unless specified otherwise, are in Canadian dollars.
Third Quarter and Subsequent Events
•
During the quarter, we continued to focus our efforts and resources on our Canadian pivotal trials for TTX in cancer-related pain, TEC-006 and TEC-006OL, signing up more clinical sites and enrolling more patients. As of February 16, 2009, the Company has eight active sites and has enrolled 27 patients in the TEC-006 trial.

•
We have developed a plan for a proof-of-concept trial of TTX in chemotherapy-induced neuropathic pain (TEC-007). We had a successful meeting with Health Canada in December and, subject to assessment of feasibility and receiving regulatory clearance, we anticipate starting the trial in the second calendar quarter of 2009.

•
In November, we appointed Mr. James Oon as Director of Operations for our Asia subsidiaries. A chemical engineer by training, Mr. Oon holds both MSc and MBA degrees, and has over 20 years experience in the pharmaceutical industry in Europe and Asia. His experience will prove invaluable as we further develop and implement our manufacturing strategies.

Financial Results — Unaudited
For the three months ended December 31, 2008, the Company recorded a loss of $1.905 million ($0.03 per share) compared to a loss of $523,000 ($0.01 per share) in the same period in the preceding year. The increase in loss of $1.382 million for the three months ended December 31, 2008, when compared to the same period in the preceding year, is largely attributable to the increase in research and development activities for the TEC-006 and TEC-006OL clinical trials.
For the nine months ended December 31, 2008, the Company recorded a loss of $4.890 million ($0.08 per share) compared to a loss of $2.041 million ($0.04 per share) in the same period in the preceding year. The increase in loss of $2.849 million for the nine months ended December 31, 2008, when compared to the same period in the preceding year, is attributable to the increase in research and development activities for the TEC-006 and TEC-006OL clinical trials in the current year and gain in foreign exchange and also settlement gains in the US dollar denominated convertible debentures series 5.5% in the preceding year.

As at December 31, 2008, the Company had cash and short-term investments of $6.63 million compared to $3.20 million at December 31, 2007.
For further details, please refer to the unaudited Interim Consolidated Financial Statements and Management’s Discussions and Analysis for the three and nine month periods ended December 31, 2008 on www.sedar.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the third financial quarter ended December 31, 2008 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting standards as described in Note 2. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2008	2008

ASSETS

Current assets
Cash	$317,742	$2,058,054
Short-term investments	6,314,840	1,757,577
Receivables (Note 3)	709,648	1,139,514
Prepaid expenses and deposits	262,897	250,373
Current assets — discontinued operations	—	135,397

Total current assets	7,605,127	5,340,915

Deposits	20,525	18,652
Property and equipment (Note 4)	1,139,404	1,244,255
Property and equipment — discontinued operations (Note 4)	—	426,870
Other assets (Note 5)	198,113	488,033

TOTAL ASSETS	$8,963,169	$7,518,725

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$2,185,451	$1,521,552
Deferred lease inducements	8,056	8,056
Current liabilities — discontinued operations	26,685	31,187

Total current liabilities	2,220,192	1,560,795

Deferred lease inducement	—	6,042
Convertible debentures (Note 5)	7,080,251	3,107,742

Total liabilities	9,300,443	4,674,579

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 6)	1	1
Share capital — Restricted voting shares (Note 6)	68,130,150	68,130,150
Equity component of convertible debentures (Note 5)	3,836,291	1,937,529
Contributed surplus (Note 8)	5,685,492	5,271,341
Deficit	(77,989,208)	(72,494,875)

Total shareholders’ equity (deficiency)	(337,274)	2,844,146

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$8,963,169	$7,518,725

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 10)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2008	2007	2008	2007

Revenue
License fees	$—	$—	$—	$500,745

Total Revenue	—	—	—	500,745

Expenses
Amortization	49,067	46,309	141,966	143,293
General and administrative	583,813	1,601,465	1,811,820	3,009,448
Research and development	856,008	308,156	2,010,633	844,773

Total operating expenses from continuing operations	1,488,888	1,955,930	3,964,419	3,997,514

Operating loss from continuing operations for the period	(1,488,888)	(1,955,930)	(3,964,419)	(3,496,769)

Other income (expenses)
Interest and sundry income	31,548	17,323	82,099	30,508
Interest expense on convertible debentures and bridge funding	(402,449)	(105,853)	(930,475)	(452,215)
Foreign exchange gain (loss)	(44,931)	107,157	(77,220)	470,981
Gain on settlement of Convertible debentures debt	—	1,431,989	—	1,431,989
Gain on settlement of accounts payable	—	(9,494)	—	5,419
Gain on disposal of equipment	—	—	300	—
Realized loss on sale of available-for-sale investments	—	(8,500)	—	(30,923)

Total other income (expenses)	(415,832)	1,432,622	(925,296)	1,455,759

Loss and comprehensive loss from continuing operations for the period	(1,904,720)	(523,308)	(4,889,715)	(2,041,010)

Discontinued Operations (Note 13)

Income (loss) from discontinued operations	(24,126)	(60,493)	(103,155)	109,131
Recovery (write-off) of assets used in discontinued operations	23,370	—	(501,463)	—

Net loss and comprehensive loss for the period	(1,905,476)	(583,801)	(5,494,333)	(1,931,879)

Deficit, beginning of period	(76,083,732)	(71,768,631)	(72,494,875)	(70,420,553)
Equity component on settlement of Series 5.5% convertible debentures	—	725,018	—	725,018

Deficit, end of period	(77,989,208)	(71,627,414)	(77,989,208)	(71,627,414)

Basic and diluted loss per share from continuing operations	$(0.03)	$(0.01)	$(0.08)	$(0.04)

Basic and diluted income (loss) per share from discontinued operations	$(0.00)	$(0.00)	$(0.00)	$0.00

Basic and diluted income (loss) per share from disposal of discontinued operations	$0.00	$(0.00)	$(0.01)	$(0.00)

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.09)	$(0.04)

Weighted average number of shares outstanding	60,136,723	57,297,198	60,136,723	48,321,716

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net loss from continuing operations for the period	$(1,904,720)	$(523,308)	$(4,889,715)	$(2,041,010)
Adjustments for items not involving cash:
Amortization of deferred revenue	—	—	—	(500,745)
Amortization of property and equipment	49,538	46,309	142,437	143,293
Amortization of deferred financing costs	—	5,510	—	8,532
Deferred tenant inducement allowance	(2,014)	(2,014)	(6,042)	(6,042)
Unrealized foreign exchange gain	—	(80,645)	—	(564,754)
Accretion of convertible debentures	203,966	98,526	461,191	435,961
Loss (gain) on disposal of property and equipment	—	3,295	(300)	3,295
Gain on settlement of convertible debentures	—	(1,431,989)	—	(1,431,989)
Realized loss on sale of available-for-sale investments	—	8,500	—	30,923
Stock-based compensation	89,156	73,324	414,151	189,351

	(1,564,074)	(1,802,492)	(3,878,278)	(3,733,185)
Changes in non-cash working capital items from continuing operations:
Receivables	353,457	545,413	429,866	446,027
Prepaid expenses, deposits and other	(4,479)	79,330	(14,397)	25,550
Accounts payable and accrued liabilities	273,721	(1,013,684)	389,270	(717,322)

Net cash used in continuing operating activities	(941,375)	(2,191,433)	(3,073,539)	(3,978,930)
Net cash provided by (used in) discontinued operations	(757)	(23,276)	(72,224)	90,145

Cash used in operating activities	(942,132)	(2,214,709)	(3,145,763)	(3,888,785)

INVESTING ACTIVITIES
Purchase of short-term investments	(948,999)	(2,600,000)	(4,557,263)	(2,769,876)
Proceeds from short-term investments	—	161,363	—	489,338
Rental deposit	—	—	—	60,000
Proceeds from disposal of property and equipment	—	—	300	—
Purchases of property and equipment	(21,222)	(399)	(37,586)	(7,044)

Cash used in investing activities	(970,221)	(2,439,036)	(4,594,549)	(2,227,582)

FINANCING ACTIVITIES
Proceeds from convertible debentures	2,000,000	3,277,192	6,000,000	3,277,192
Repayment of debentures and interest	—	(2,060,626)	—	(2,060,626)
Proceeds from bridge loan	—	(430,192)	—	(80,192)
Proceeds from issuance of share capital, net of issuance costs	—	4,343,000	—	4,343,000

Cash provided by financing activities	2,000,000	5,129,374	6,000,000	5,479,374

Increase (decrease) in cash	87,647	475,629	(1,740,312)	(636,993)
Cash, beginning of period	230,095	152,920	2,058,054	1,265,542

Cash, end of period	$317,742	$628,549	$317,742	$628,549

Supplemental cash flow information
Cash paid for Interest	$—	$108,348	$—	$108,348
Cash paid for Income taxes	$—	$4,650	$—	$15,868
Change in finder’s fees payable	$100,000	$—	$300,000	$—

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars unless otherwise indicated and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).

As at December 31, 2008, the Company had accumulated losses since inception of $77,989,208. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. Under a convertible debenture agreement, the Company may qualify to receive $4,100,000 in financing subsequent to December 31, 2008, should it meet certain conditions (see Note 5).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2008 annual report filed with the appropriate Canadian securities commissions.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three and nine months ended December 31, 2008 and 2007 have been made. Interim results are not necessarily indicative of results for a full year.

The interim consolidated financial statements for the three and nine months ended December 31, 2008 are prepared by management without review by the Company’s external auditors.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
(a)	Financial Instruments
(i)	CICA 3862, “Financial Instruments — Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The adoption of the disclosure had no impact on the financial position or results of operations commencing with its consolidated interim financial statements for the nine months ended December 31, 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(a)	Financial Instruments (continued)
(ii)	CICA 3863, “Financial Instruments — Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The adoption of the presentation has had no impact on the financial position or results of operations commencing with its consolidated interim financial statements for the nine months ended December 31, 2008.

(b)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard had no material impact on the disclosure of the financial position or results of operations commencing with its consolidated interim financial statements for the nine months ended December 31, 2008.

(c)	CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the nine months ended December 31, 2008.

(d)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. The early adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the nine months ended December 31, 2008.

(e)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company adopted the standard commencing with its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the nine months ended December 31, 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(f)	CICA 1582, “Business Combinations”

This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates on or after April 1, 2011, but may adopt the standard sooner. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

(g)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be March 31, 2012. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

3.	RECEIVABLES

	December 31, 2008	March 31, 2008

Trade receivable	$—	$65,925
Input tax credits receivable	453,300	496,941
Investment tax credits receivable	233,819	530,162
Other receivables	22,529	46,486

	$709,648	$1,139,514

4.	PROPERTY AND EQUIPMENT

		Accumulated
December 31, 2008	Cost	Amortization	Net Book Value

Furniture and office equipment	$543,026	$422,499	$120,527
Computer software	10,978	10,059	919
Leasehold improvements	107,054	105,965	1,089
Machinery and equipment	1,605,653	625,947	979,706
Motor vehicles	72,757	35,594	37,163

Total property and equipment for continuing operations	$2,339,468	$1,200,064	$1,139,404

		Accumulated
March 31, 2008	Cost	Amortization	Net Book Value

Furniture and office equipment	$526,237	$386,223	$140,014
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	1,586,706	528,778	1,057,928
Motor vehicles	72,756	31,268	41,488

Total property and equipment for continuing operations	2,305,307	1,061,052	1,244,255
Property and equipment — discontinued operations	725,216	298,346	426,870

Total	$3,030,523	$1,359,398	$1,671,125

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
5.	CONVERTIBLE DEBENTURES

Series LIBOR plus 4% convertible debentures

	Liability	Equity
	Component	Component	Total
Balance March 31, 2008	$3,107,742	$1,937,529	$5,045,271
Gross proceeds from issuance in this period	3,894,195	2,105,805	6,000,000
Issuance costs	(382,877)	(207,043)	(589,920)
Accretion	461,191	—	461,191

Balance, December 31, 2008	$7,080,251	$3,836,291	$10,916,542

These convertible debentures are part of a series of debentures that may total up to $15,600,000. On June 30, 2008, September 30, 2008 and December 31, 2008, the Company issued convertible debentures for gross proceeds of $2,000,000, $2,000,000 and $2,000,000 respectively. The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option, subject to certain conditions.

The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to December 31, 2008, included in accounts payable and accrued liabilities is $583,123.

The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSX over the last five trading days prior to the conversion date.

Subject to certain conditions precedent, the Company has committed to issue additional convertible debentures on March 31, 2009 for gross proceeds of $4,100,000.

The liability components of the convertible debentures are recorded at amortized cost and accreted to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

In connection with the debenture financing for the nine months ended December 31, 2008, the Company has allocated $589,920 to the liability and equity components of the convertible debentures based on their relative fair values. Issuance costs comprise of finder’s fees of $300,000 and other direct issuance costs offset from other assets of $289,920. The balance of the other direct issuance costs of $198,113 have been deferred and recorded in other assets. The Company will either offset these costs against proceeds received from the issuance of future tranches of convertible debentures contemplated under the financing, or expense these costs to the statement of operations should the criteria for their deferral not continue to be met.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
6.	SHARE CAPITAL
(a)	Authorized share capital

The Company’s authorized share capital comprises:
•	one class A special share; and

•	an unlimited number of restricted voting shares
(b)	Issued and outstanding share capital
(i)	Class A Special Share

	Number of Class A Special
	Shares Outstanding	Amount

Balance, March 31, 2008	1	$1
Issued during the period	—	—

Balance, December 31, 2008	1	$1

(ii)	Restricted Voting Shares

	Number of Restricted Voting
	Shares Outstanding	Amount

Balance, March 31, 2008	60,136,723	$68,130,150
Issued during the period	—	—

Balance, December 31, 2008	60,136,723	$68,130,150

(c)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. Accordingly, as at December 31, 2008, the Company has 3,516,434 (March 31, 2008 — 3,565,101) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
6.	SHARE CAPITAL (continued)
c)	Stock options (continued)

Stock option transactions during the period ended December 31, 2008, are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2007	3,967,612	$2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	1.94
Granted	1,365,000	0.47
Forfeited	(366,333)	2.06
Expired	(950,000)	3.57

Balance, December 31, 2008	2,997,000	$0.74

The Company’s outstanding options as at December 31, 2008 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price

$0.25 - $0.86	2,359,000	$0.44	3.72	1,515,163	$0.42
$1.50 - $1.55	583,000	1.54	1.51	436,291	1.53
$5.02 - $5.53	55,000	5.02	0.02	55,000	5.02

	2,997,000	$0.74	3.22	2,006,454	$0.79

Stock options outstanding as at December 31, 2008 expire between January 9, 2009 and December 11, 2013.

(d)	Stock-based compensation

For the three and nine months ended December 31, 2008 and 2007, the allocation of compensation expense to general and administrative expenses and research and development expenses are summarized as follows:

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2008	2007	2008	2007

General and administrative	$65,180	$58,999	$366,140	$144,611
Research and development	23,976	14,325	48,011	44,740

	89,156	73,324	414,151	189,351

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
6.	SHARE CAPITAL (continued)
(d)	Stock-based compensation (continued)

The weighted average fair value of each option granted was calculated using the Black-Scholes option-pricing model at the date of each grant with the following weighted average assumptions:

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2008	2007	2008	2007
Annualized stock price volatility	99.0%	69.0%	99.0%	69.0%
Risk-free interest rate	3.0%	3.9%	3.0%	3.9%
Expected option lives	5.00 years	4.97 years	5.00 years	4.97 years
Dividend yield	0.0%	0.0%	0.0%	0.0%
7.	CAPITAL DISCLOSURE

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide the financial capability to conduct the Company’s research into the discovery, development, manufacturing and commercialization of drug products to treat pain, and to conduct the related clinical trial investigations in order to meet the Company’s strategic objectives. The Company’s capital structure consists of (i) equity attributable to common shareholders, comprising issued share capital, equity component of convertible debentures, contributed surplus, and accumulated deficit; (ii) leases; and (iii) convertible debt. The Company manages the capital structure in light of changes in economic conditions and the requirements and risk characteristics of its assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company does not pay out dividends.

8.	CONTRIBUTED SURPLUS

	Nine Months Ended
	December 31
	2008	2007

Balance, beginning of period	$5,271,341	$4,951,016
Stock-based compensation (Note 6(d))	414,151	189,351

Balance, end of period	$5,685,492	$5,140,367

9.	RELATED PARTY TRANSACTIONS

For the three and nine months ended December 31, 2008 the Company incurred legal fees of $24,847 and $76,434 respectively (2007 — $249,879 and $603,042) charged by a law firm to which the Company’s corporate secretary provided consulting services to on a part-time basis. These legal fees are included in general and administrative expenses. As at December 31, 2008, $nil of legal fees payable to this law firm is included in accounts payable and accrued liabilities (2007 — $14,331). These transactions were incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
10.	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2009	$47,015
2010	144,808
2011	6,408
2012-2013	—

$198,231

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,411,658 (December 31, 2007 — $1,650,248) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

(b)	Litigation

Claim for finder’s fee

On April 25, 2008 WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China.  The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms.  The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre.  On May 9, 2008 WEX responded to the demand for payment, denying liability and refusing to pay. To date, no proceedings have been commenced.

11.	FINANCIAL RISK
(a)	Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and short-term investments with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities.

(b)	Foreign currency risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at December 31, 2008, $140,994 of cash (March 31 2008 - $173,870) was denominated in Chinese Renminbi. The Company has elected not to actively manage foreign currency risk exposure at this time.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
11.	FINANCIAL RISK (continued)
(c)	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)	Interest rate risk

The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company’s convertible debentures bear interest at a floating rate, which resets periodically.

12.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry and is manage as one reportable business segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on, an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2008	2007	2008	2007

Spain — license fees	$—	$—	$—	$500,745

Total for continuing operations	$—	$—	$—	500,745

China — product sales (discontinued operations)	$—	$66,311	$32,048	$389,638

(b)	Long-lived assets

	December 31, 2008	March 31, 2008

Canada	$52,896	$52,130
Hong Kong	16,269	16,740
China	1,070,239	1,175,385

Total for continuing operations	1,139,404	1,244,255
China — discontinued operations	—	426,870

	$1,139,404	$1,671,125

Long-lived assets consist of property and equipment.

(c)	Major customers

Revenues from license fees of $500,745 for the nine months ended December 31, 2007 were derived solely from Esteve, which is domiciled in Spain.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2008 and 2007
(Unaudited, Prepared by Management)
13.	DISCONTINUED OPERATIONS

As previously disclosed, in July 2008, we announced our decision to discontinue the generic pharmaceutical business in Nanning, China. In September 2008, we closed the manufacturing operations and wrote off assets used substantially in the generic pharmaceutical business at that time. In the three months ended December 31, 2008, the Company recovered $23,000 in inventory. The exit from discontinuing these operations allows the Company to focus its effort in the development of Tectin. Accordingly, all revenues, expenses and assets related to the generic pharmaceutical manufacturing business have been classified as discontinued operations for 2008 and 2007.

The Company recorded a $501,000 write-off of assets used in discontinued operations, which comprises $400,000 for property and equipment and $101,000 for inventory.

The following table summarizes our results of discontinued operations of the generic pharmaceuticals manufacturing division of our subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) for the three and nine months ended December 31, 2008 and December 31, 2007.

	Three Months Ended		Nine Months Ended
Summary:	December 31,		December 31,
(in thousands of dollars)	2008	2007	2008	2007
Revenue	$—	$67	$51	$390
Cost of goods sold	—	(43)	(24)	(223)
Operating expenses	—	(73)	(150)	(145)
Other income (expenses)	(24)	(11)	20	87

Income (loss) from discontinued operations	$(24)	$(60)	$(103)	$109

Income (loss) from write-off of assets used in discontinued operations	$23	$—	$(501)	$—

14.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
The following discussion by management of the operating results covers the three and nine months ended December 31, 2008 as of February 16, 2009, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2008 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2008 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors and have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian currency unless otherwise noted.
FORWARD-LOOKING STATEMENTS
The forward-looking statements in this discussion regarding our expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan). The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. The Company owns and operates a manufacturing facility in Nanning, China for the sole purpose of producing TTX for its clinical trials.
Product Pipeline
Tectin for Cancer-related Pain
In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (“DMC”), a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving Tectin compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis were published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain outcome with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
Tectin for Chemotherapy-induced Neuropathic Pain
We have developed a plan for a proof-of-concept trial of Tectin in chemotherapy-induced neuropathic pain (TEC-007). Chemotherapy-induced neuropathic pain is an area of unmet medical need and the condition seriously impacts day-to-day functioning. A majority of patients treated with two widely-used classes of chemotherapy — the platinums and the taxanes — experience neuropathic pain that can be debilitating and/or dose-limiting for chemotherapy treatment.
TEC-007 will be a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in patients with moderate to severe neuropathic pain caused by cancer chemotherapy. The primary efficacy endpoint will be a reduction in the intensity of neuropathic pain, expressed as the proportion of responders in the Tectin versus placebo groups. All patients participating in the TEC-007 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-007OL) where all patients will receive Tectin.
Other Applications of TTX
WEX entered into a license agreement and sponsored research agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.

2

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
CORPORATE UPDATE
Clinical Trials
During the quarter ended December 31, 2008 and through to the date of this MD&A, we continued to focus our efforts and resources on our Canadian pivotal trials for TTX, TEC-006 and TEC-006OL, signing up more clinical sites and enrolling more patients. For the nine months ended December 31, 2008, progress on the TEC-006 clinical trial is as follows:

	Active sites at end	Patients enrolled in	Cumulative patient
Three months ended	of period	period	enrolment
June 30, 2008	7	6	6
September 30, 2008	7	5	11
December 31, 2008	8	14	25
As of February 16, 2009, the Company has eight active sites and has enrolled 27 patients in the TEC-006 trial. More than 60% of the patients who completed the TEC-006 trial chose to enrol in TEC-006OL.
We had a successful meeting about TEC-007 with Health Canada in December 2008, and, subject to receiving regulatory clearance, we anticipate starting the trial in the second calendar quarter of 2009.
Human Resources
In November, we appointed Mr. James Oon as Director of Operations for our Asia subsidiaries. A chemical engineer by training, Mr. Oon holds both MSc and MBA degrees, and has over 20 years experience in the pharmaceutical industry in Europe and Asia. His experience will prove invaluable as we further develop and implement our manufacturing strategies.
RESULTS OF OPERATIONS
In September 2008, we closed the generic pharmaceutical business in Nanning, China and wrote off assets used substantially in the generic pharmaceutical business at that time. Our Management’s Discussion and Analysis focuses on the continuing operations, assets and liabilities of the Company and we will present separately the generic pharmaceuticals division operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the division’s operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended December 31, 2008 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

3

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
Consolidated Statement of Operations

	Three Months Ended		Nine Months Ended
Summary:	December 31,		December 31,
(in thousands of dollars except per share amounts)	2008	2007	2008	2007
Revenue	$—	$—	$—	$501
Operating expenses	(1,489)	(1,956)	(3,965)	(3,998)
Other income (expenses)	(416)	1,433	(925)	1,456

Loss from continuing operations	(1,905)	(523)	(4,890)	(2,041)
Income (loss) from discontinued operations	(24)	(60)	(103)	109
Recovery (loss) from write-off of discontinued operations	24	—	(501)	—

Net loss for the period	$(1,905)	$(584)	$(5,494)	$(1,932)

Loss per share from continuing operations — basic and diluted	$(0.03)	$(0.01)	$(0.08)	$(0.04)

Income (loss) per share from discontinued operations — basic and diluted	$(0.00)	$(0.00)	$(0.00)	$0.00

Income (loss) per share from disposal of discontinued operations — basic and diluted	$0.00	$(0.00)	$(0.01)	$(0.00)

Loss per share — basic and diluted	$(0.03)	$(0.01)	$(0.09)	$(0.04)

For the three months ended December 31, 2008, the Company recorded a loss of $1.905 million ($0.03 per share) compared to a loss of $523,000 ($0.01 per share) in the same period in the preceding year. The increase in loss of $1.382 million for the three months ended December 31, 2008, when compared to the same period in the preceding year, is largely attributable to the increase in research and development activities for the TEC-006 and TEC-006OL clinical trials.
For the nine months ended December 31, 2008, the Company recorded a loss of $4.890 million ($0.08 per share) compared to a loss of $2.041 million ($0.04 per share) in the same period in the preceding year. The increase in loss of $2.849 million for the nine months ended December 31, 2008, when compared to the same period in the preceding year, is attributable to the increase in research and development activities for the TEC-006 and TEC-006OL clinical trials in the current year and gain in foreign exchange and also settlement gains in the US dollar denominated convertible debentures series 5.5% in the preceding year.
Results of continuing operations
The following table summarizes our results of continuing operations for the three and nine months period ended December 31, 2008 and December 31, 2007.

	Three Months Ended		Nine Months Ended
Summary:	December 31,		December 31,
(in thousands of dollars except per share amounts)	2008	2007	2008	2007
Revenue	$—	$—	$—	$501
Operating expenses	(1,489)	(1,956)	(3,965)	(3,998)
Other income (expenses)	(416)	1,433	(925)	1,456

Loss from continuing operations	$(1,905)	$(523)	$(4,890)	$(2,041)

Loss per share from continuing operations — basic and diluted	$(0.03)	$(0.01)	$(0.08)	$(0.04)

4

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
Revenue

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
(in thousands of dollars)	2008	2007	2008	2007
License fees	—	—	—	501

Total revenue	$—	$—	$—	$501

Operating Expenses
Total expenses for continuing operations, for the three and nine months ended December 31, 2008 and 2007 are presented below:

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
(in thousands of dollars)	2008	2007	2008	2007
Amortization	$49	$46	$142	$143
General and administrative	584	1,602	1,812	3,009
Research and development	856	308	2,011	845

Total expenses	$1,489	$1,956	$3,965	$3,998

Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Total amortization expense for the three and nine months ended December 31, 2008 was comparable to the same periods in year 2007.
General and Administrative
General and administrative expenses for the three months ended December 31, 2008 as compared to the same periods last year decreased by $1.018 million mainly due to professional fees to address certain conditions precedent to the CKLS transaction incurred in the same periods in 2007.
For the nine months ended December 31, 2008 as compared to the same periods last year, expenses decreased by $1.197 million mainly due to the legal and professional fees associated with the CKLS financing incurred in the same periods in 2007. (Refer to the Corporate Update section of the March 31, 2008 Management Discussion and Analysis). The decreased in expense was offset by the increased in stock based compensation from stock options granted to directors, employees and consultants.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses for the three and nine months ended December 31, 2008 as compared to the same periods in 2007 increased by $548,000 and $1.166 million respectively. The increase is primarily due to the Company’s move from planning to conducting the TEC-006 and TEC-006OL clinical trials.

5

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
Other Income and Expenses
Other income and expenses for the three and nine months ended December 31, 2008 as compared to the same periods in 2007 decreased by $1.848 million and $2.381 million. The increase is mainly due to the settlement gain and foreign exchange gain from the US dollar denominated 5.5% convertible debentures recorded in year 2007 and the interest expense on the Series LIBOR plus 4% convertible debentures for current year.
DISCONTINUED OPERATIONS — Generic pharmaceuticals manufacturing
The following table summarizes our results of discontinued operations of the generic pharmaceuticals manufacturing division of our subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”) for the three and nine months ended December 31, 2008 and December 31, 2007.

	Three Months Ended		Nine Months Ended
Summary:	December 31,		December 31,
(in thousands of dollars except per share amounts)	2008	2007	2008	2007
Revenue	$—	$67	$51	$390
Cost of goods sold	—	(43)	(24)	(223)
Operating expenses	—	(73)	(150)	(145)
Other income (expenses)	(24)	(11)	20	87

Income (loss) from discontinued operations	$(24)	$(60)	$(103)	$109

Income (loss) from disposal of discontinued operations	$24	$—	$(501)	$—

Income (loss) per share from discontinued operations — basic and diluted	$(0.00)	$(0.00)	$(0.00)	$0.00

Income (loss) per share from disposal of discontinued operations — basic and diluted	$0.00	$(0.00)	$(0.01)	$(0.00)

As previously disclosed, in July 2008, we announced our decision to discontinue our generic pharmaceutical business in Nanning, China. In September 2008, we closed the manufacturing operations and wrote off assets used substantially in the generic pharmaceutical business at that time. In the three months ended December 31, 2008, the Company recovered $23,000 in inventory. We are able to use some of the generic drug production equipment for TTX production but the remainder is of little value. As a result, the Company recorded a $501,000 write-off of assets used in discontinued operations, which comprises $400,000 for property and equipment and $101,000 for inventory.

6

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
QUARTERLY FINANCIAL INFORMATION
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending December 31, 2008.

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
(in thousands of dollars except per share amounts)	2008	2008	2008	2008	2007	2007	2007	2007(1)
Revenue	$—	$—	$—	$—	$—	$—	$501	$47
Loss from continuing operations	(1,489)	(1,750)	(1,235)	(857)	(523)	(1,082)	(435)	(1,283)
Income (loss) from discontinued operations	(24)	(89)	10	(11)	(61)	68	101	(3)
Gain (loss) from disposal of discontinued operations	24	(525)	—	—	—	—	—	—
Net loss for the period	(1,905)	(2,364)	(1,225)	(867)	(584)	(1,014)	(334)	(1,286)
Loss per share from continuing operations — basic and diluted	(0.03)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.03)
Income (loss) per share from discontinued operations — basic and diluted	(0.00)	(0.00)	0.00	(0.00)	(0.00)	0.00	0.00	(0.00)
Gain (loss) per share from disposal of discontinued operations — basic and diluted	0.00	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Loss per share — basic and diluted	(0.03)	(0.04)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.03)

(1)
Financial information for the quarter ended March 31, 2007 was restated to agree with the annual audited financial statements. The Company revised the amortization expense, convertible debenture interest and foreign exchange and convertible debenture settlement gains. The resultant net adjustments decreased the loss by $276,462 for the fourth quarter ended March 31, 2007. The net effect for the fourth quarter was to decrease the loss by $0.01 to $(0.03) per share.

Revenues over the most recent eight quarters include primarily the license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Generic drug sales pertaining to the discontinued operations were included in revenue of prior quarterly summaries are now classified in “Income (loss) from discontinued operations”. The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events:
•
R&D expenditures have been on the increase from the quarter ended December 31, 2007 due to the CKLS funding received on October 2007, which enabled the Company to commence its TEC-006 and TEC-006OL clinical trials.

•	Interest expenses on the existing Series LIBOR plus 4% and the fully repaid US dollar denominated Series 5.5% Convertible Debentures.
•	Legal and related expenses were relatively higher in year 2007 as the Company incurred professional fees to address certain conditions precedent to the CKLS transaction.
•	The losses for the quarter ended December 31, 2007 were offset by the gain on the final discounted settlement of the UOB convertible debentures.
•
The loss for the quarter ended June 30, 2007 was reduced by the recognition of the remaining deferred Esteve licence fee revenue of $501,000. No further licence fee revenue was recognized after June 30, 2007.

•	In addition, in 2007 there were foreign exchange gains mainly due to the appreciation of the Chinese renminbi against the Canadian dollar.

7

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
LIQUIDITY AND CAPITAL RESOURCES
We finance our operations and capital expenditures through equity offerings, debt and to a lesser extent, sales revenues, license revenues and government grants.
As at December 31, 2008, the Company had working capital of $5.40 million. Working capital is defined as current assets less current liabilities. Included in working capital is cash of $6.63 million, which is held in different currencies as follows:

(in thousands)	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008
Canadian dollars	$6,447	$5,502	$4,607	$3,595
U.S. dollars	32	8	13	4
Chinese renminbi	141	80	121	174
Hong Kong dollars	13	6	9	43
Total cash	$6,633	$5,596	$4,750	$3,816
The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions. Working capital as at December 31, 2008, also included $710,000 in receivables, which was made up solely of tax credits receivable.
Included in accounts payable and accrued liabilities at December 31, 2008, is a provision of $889,300 in respect of sums received to date on the Convertible Debenture allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and will vigorously defend this claim.
To date, the Company has received a total of $16.0 million from the CKLS financing in the form of shares subscription and convertible debentures.  Subject to certain conditions, the remaining $4.1 million will be advanced to WEX in March 2009. This final installment, along with our cash balance of $6.6 million as at December 31, 2008, will be sufficient to fund our operations until the end of 2009.
As is widely known, the capital raising outlook for small biotech companies such as WEX remains very difficult.  Accordingly, while the Company continues to actively explore financing and partnership opportunities, Company management, in consultation with the board of directors, continues to very closely monitor company expenditures and may implement a plan that would reduce and/or defer certain expenditures. While such expenditure reductions would defer the necessity to raise additional capital until a later date, it would also likely delay achieving certain corporate objectives.  If required, the Company believes it can extend its cash resources to fund operations further until early 2010 without compromising its core TEC-006 program.  Deferral of expenditures, if any, would likely impact the Company’s other research and development programs.

8

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

Contractual Obligations	Payments Due by Period of April 1 to March 31
(in thousands of dollars)	Total	2008 – 2009	2009 – 2010	2011 – 2012	Thereafter

Operating leases	$198	$47	$145	$6	$—
Clinical and equipment	29	29	—	—	—
Debenture obligations (1)	14,672	—	—	14,672	—

	$14,899	$76	$145	$14,678	$—

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2012 will be approximately $3,172,000.
On December 30, 2005, the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,411,658 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
On April 25, 2008, the Company received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between the Company and a businessman resident in China. On May 9, 2008, the Company responded to the demand, denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Refer to the notes to the consolidated financial statements, note 10 “Commitments and contingencies” for further details pertaining to litigation.
OFF-BALANCE SHEET ARRANGEMENTS
As at December 31, 2008 The Company has not entered into any material off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company incurred legal fees charged by a law firm, of which an associate counsel is the Company’s corporate secretary. For the three and nine months ended December 31, 2008 legal fees incurred to this law firm of $24,847 and $76,434 respectively (2007 — $249,879 and $603,042) are included in general and administrative expenses. As at December 31, 2008, $nil is included in accounts payable and accrued liabilities (2007 — $14,331). These legal fees have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

9

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
Convertible debentures
The Company has arranged to borrow up to $15,600,000 under convertible debentures (referred to as the “Series LIBOR plus 4% convertible debentures” — see Note 5 to the financial statements). Proceeds from the convertible debentures and a related private placement that completed in 2007 are to be applied to the cost of WEX’s planned Phase III clinical trials of Tectin and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
As at December 31, 2008, the convertible debentures advanced to date are as summarized below:

Date of Advance	Amount of Advance
October 17, 2007	$2,000,000

December 31, 2007	1,500,000
March 31, 2008	2,000,000
June 30, 2008	2,000,000
September 30, 2008	2,000,000
December 31, 2008	2,000,000

Total	$11,500,000

Subject to certain conditions precedent, the remaining funds of $4,100,000 under the Convertible Debenture terms will be advanced on March 31, 2009. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
Particulars of the debenture financing are included in Note 5 to the financial statements.
Other Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests all its cash reserves in low risk term deposits. Consequently, the recent financial market volatility has very low impact on the Company’s liquidity and the funding of it’s operations. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
OUTLOOK
The Company expects to incur operating losses for the foreseeable future as the lead product, Tectin, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin, as well as the Company’s other initiatives in research, development, and business development activities.

10

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debentures would have attracted an interest rate of approximately 25% per year.
ADOPTION OF ACCOUNTING POLICIES
As described in note 2 to the interim financial statements for the period ended December 31, 2008, the Company has adopted CICA handbook sections 3862 “Financial Instruments — Disclosures”, 3863 “Financial Instruments — Presentation”, 1535 “Capital Disclosures”, 3031 “Inventories”, 3064 “Goodwill and Intangible Assets”, amendments to section 1400 “General Standards of Financial Statement Presentation”, 1581 “Business combinations” and International Financial Reporting Standards as required by CICA Accounting Standards Board.
Adoption of these new accounting standards did not have a material effect on the Company’s financial statements for the current period.

11

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2008
SHARE CAPITAL
As of December 31, 2008, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 2,997,000 stock options outstanding in the Company’s stock option plan (of which 2,006,454 were exercisable) at a weighted average exercise price of $0.74.
As at December 31, 2008 and at the date of this MD&A there were no warrants outstanding.
As of the date of this MD&A there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 3,062,000 stock options outstanding in the Company’s stock option plan (of which 2,133,163 were exercisable) at a weighted average exercise price of $0.65. In addition, the Company has issued a convertible debenture that could result in the issuance of between 6,571,429 and 230,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

12

Form 52-109F2
Certification of interim filings — full certificate
I, Bin Huang, President and Chief Executive Officer, WEX Pharmaceuticals Inc., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of WEX Pharmaceuticals Inc., (the “issuer”) for the interim period ended December 31, 2008.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 01, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 16, 2009

“Bin Huang” Bin Huang, PhD, MBA
President and Chief Executive Officer

Form 52-109F2
Certification of interim filings — full certificate
I, Kwong Choo, CFO & VP Finance and Administration, WEX Pharmaceuticals Inc., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of WEX Pharmaceuticals Inc., (the “issuer”) for the interim period ended December 31, 2008.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 01, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: February 16, 2009

“Kwong Choo” Kwong Choo, CGA
CFO & VP Finance and Administration

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 22, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer